Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-138032

AMERICAN EXPRESS COMPANY
$1,250,000,000
7.25% NOTES DUE MAY 20, 2014

Terms and Conditions
Issuer:	American Express Company
Expected Ratings (1) :	A3/BBB+/A+ (Negative/Negative/Negative)(Moody’s/S&P/Fitch)
Ranking:	Senior unsecured
Trade Date:	May 13, 2009
Settlement Date:	May 18, 2009 (T+3 days)
Maturity:	May 20, 2014
Par Amount:	$1,250,000,000
Benchmark Treasury:	1.875% due April 30, 2014
Benchmark Treasury Price and Yield:	99-15; 1.988%
Re-offer Spread to Benchmark:	530 bps
Re-offer Yield:	7.288%
Coupon:	7.25%
Public Offering Price:	99.842%
Underwriters’ Commission:	0.35%
Net Proceeds to American Express:	$1,243,650,000 (before expenses)
Interest Payment Dates:	The 20th of each May and November, beginning November 20, 2009
Day Count:	30 / 360
Redemption:	The notes may not be redeemed prior to maturity unless certain events occur involving United States taxation
Listing:	The notes will not be listed on any exchange
Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	025816BA6
ISIN:	US025816BA65
Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
UBS Securities LLC
Senior Co-Managers:	Credit Suisse Securities (USA) LLC
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
RBS Securities Inc.
Junior Co-Managers:	BNY Mellon Capital Markets, LLC
CastleOak Securities, L.P.
The Williams Capital Group, L.P.

AMERICAN EXPRESS COMPANY
$1,250,000,000
7.25% NOTES DUE MAY 20, 2014

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Citigroup Global Markets Inc. at 1-877-858-5407, Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities Inc. at 1-212-834-4533 (collect calls accepted) or UBS Securities LLC at 1-877-827-6444, extension 5613884.